UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

1.	Approval of Financial Statements for the 38th Fiscal Year : Approved as originally submitted

The 38th Fiscal Year (Fiscal Year ended December 31, 2021) (in millions of Won, except for basic earnings per share)
Consolidated	- Total Assets	30,911,277	- Operating Revenue	16,748,585
	- Total Liabilities	18,576,139	- Operating Income	1,387,162
	- Share Capital	30,493	- Profit for the Year	2,418,989
	- Total Equity	12,335,138	- Basic Earnings per Share (Won)	7,191
Separate	- Total Assets	26,389,065	- Operating Revenue	12,102,830
	- Total Liabilities	15,526,209	- Operating Income	1,114,323
	- Share Capital	30,493	- Profit for the Year	1,073,823
	- Total Equity	10,862,856	- Basic Earnings per Share (Won)	3,183

(1) Prepared in accordance with International Financial Reporting Standards as adopted in Korea
(2) Opinion of independent auditors: Unqualified

< Approval of Cash Dividends> (in Won, except for percentages)
Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	1,660
			Interim Dividends	1,635
	Total Cash Dividend			716,989,587,320
	Market Dividend Rate (%) (including interim dividend)		Common Stock	5.3
			Preferred Stock	-

2.	Amendments to the Articles of Incorporation : Approved as originally submitted

Current	Proposed Amendment	Remarks

Article 2. Objectives

(2) In order to achieve the above objectives, the Company carries on the following businesses:

1. Information and communication business (amended on March 17, 2000);

(Text omitted)

21. Any other incidental businesses relating to the foregoing activities (amended on March 18, 2016).

Article 2. Objectives

(2) In order to achieve the above objectives, the Company carries on the following businesses:

1. Information and communication business (amended on March 17, 2000);

(Text omitted)

21. Data production, trading and utilization business, including MyData business (newly established on March 25, 2022);

22. Manufacture, import, maintenance, sale and lease of medical equipment and veterinary medical equipment business (newly established on March 25, 2022); and

23. Any other incidental businesses relating to the foregoing activities (amended on March 18, 2016, amended on March 25, 2022).

- To newly establish MyData business (personal credit information management business under the Credit Information Use and Protection Act) and data business involving the general production, trading and utilization of data

- To newly establish medical equipment and veterinary medical equipment business through convergence and utilization of technology with artificial intelligence

<Newly established>	Addendum No. 32 (as of March 25, 2022) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 25, 2022.	To set forth the date of effectiveness

3.	Grant of Stock Options : Approved as originally submitted

A.	Recipients of Stock Options

Name	Position	Number of shares issuable
		Type of shares	Number of shares
Ryu, Young Sang	Representative Director	Registered common shares	295,275
Kang, Jong Ryeol	Head of ICT Infrastructure Center	Registered common shares	21,743
Lee, HyunA	Head of AI&CO	Registered common shares	12,884
Cho, Dong Hwan	Head of Cloud Technology	Registered common shares	8,697
Han, Myung Jin	Head of Corporate Strategy	Registered common shares	11,274
Ha, Hyung Il	Head of Corporate Development	Registered common shares	10,737
Ha, Seong Ho	Head of Corporate Relations	Registered common shares	9,341
Im, Bong Ho	Head of Mobile CO	Registered common shares	8,858
Kim, Jin Won	Head of Corporate Planning	Registered common shares	10,629
Park, Yong Joo	Head of ESG	Registered common shares	10,334
Kim, Hee Seop	Head of Communication	Registered common shares	7,086
Ahn, Jung Hwan	Head of Corporate Culture	Registered common shares	8,858
Total:		Registered common shares	415,716

B.	Conditions of Stock Options to be Granted

•	Method of grant: allotment of treasury shares, cash settlement

•	Type and number of shares issuable: 415,716 registered common shares

•	Grant date: March 25, 2022

•	Exercise period:

•	Ryu, Young Sang : March 26, 2025 – March 25, 2029

•	Others : March 26, 2024 – March 25, 2027

•

Exercise price: Won 56,860 (This price was calculated as the arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week.)

•	Other conditions

•	The stock options granted as described above will be cancelled if the recipient does not remain employed by the Company for at least two years from the grant date.

•	If the exercise price of the stock options is lower than the market price of common shares at the time of exercise, cash settlement of the difference is possible.

•

The exercise price and the number of stock options may be adjusted pursuant to the relevant stock option grant agreement or by resolution of the Board in the event of a change in the stock value due to the reasons of any capital increase, stock dividend, capital transfer of reserves, stock split, merger or spin-off after the grant date.

•	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

4.	Appointment of an Executive Director (Kang, Jong Ryeol) : Approved as originally submitted

Name	Term	Business Experience		Remark
		Period	Contents
Kang, Jong Ryeol	3 years	2021 - Present	Head of ICT Infrastructure, SK Telecom (Chief Serious-accident Prevention Officer)	Newly appointed
		2017 - 2021	Head of ICT Infrastructure Center, SK Telecom
		2015 - 2016	Head of Corporate Culture Center

5.	Appointment of an Independent Non-executive Director to Serve as an Audit Committee Member

(Kim, Seok Dong) : Approved as originally submitted

Name	Term	Business Experience		Remark
		Period	Contents
Kim, Seok Dong	3 years	2015 - Present	Chairman, JIPYONG Institute of Humanities and Society	Current Director
		2011 - 2013	Chairman, Financial Services Commission
		2007 - 2008	Vice Minister, Ministry of Finance and Economy
		2006 - 2007	Vice Chairman, Financial Supervisory Commission

6.	Approval of the Ceiling Amount of Remuneration for Directors : Approved as originally submitted

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

	Fiscal year 2022	Fiscal year 2021
Number of directors	8*	8**
Number of independent non-executive directors	5	5
Total amount of remuneration paid to directors	—	Won 5,990,843,240
Total amount or maximum authorized amount of remuneration for directors	Won 12,000,000,000	Won 12,000,000,000

* The number of directors as of the date of this report is seven (including five independent non-executive directors). Upon approval of the appointment of an executive director, which is an item on the agenda of this year’s annual general meeting of shareholders, the number of directors will increase to eight (including five independent non-executive directors). The total amount or maximum authorized amount of remuneration for directors has been calculated based on a maximum of eight directors (including five independent non-executive directors).

** The number of directors as of December 31, 2021 was seven (including five independent non-executive directors). During the periods between January 1, 2021 and August 24, 2021, and between October 12, 2021 and October 31, 2021, the number of directors was eight (including five independent non-executive directors).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: March 25, 2022